FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Tom Gurnee
Name:	Tom Gurnee
Title:	Chief Finance Officer

Date: September 8, 2009

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release Announcing Financial Results for Second Quarter 2009

Exhibit 99.1

XINYUAN REAL ESTATE CO., LTD. ANNOUNCES SECOND QUARTER 2009

FINANCIAL RESULTS

BEIJING, China, September 8, 2009 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced its unaudited financial results for the second quarter ended June 30, 2009.

Highlights for the Second Quarter 2009

•	Total revenues were US$91.8 million, compared to US$39.9 million in the first quarter of 2009 and US$87.7 million for the same period of 2008.

•	Total gross floor area (“GFA”) sales were 128,000 square meters, compared to 47,100 square meters in the first quarter of 2009 and 101,000 square meters for the same period of 2008.

•	SG&A expenses (“Selling, General, and Administrative expenses”) as a percent of total revenue declined to 8.1% compared to 11.7% in the first quarter of 2009 and 14.2% for the same period of 2008.

•

Net income was US$3.9 million, compared to net income of US$1.1 million in the first quarter of 2009. During the second quarter, the Company incurred a US$2.1 million tax charge related to the Company’s 2008 China tax returns filed in the second quarter of 2009. The adjustment resulted primarily from a one-time tax charge based on a Central Government interpretation clarified during the second quarter of 2009. Additionally, the Company’s second quarter 2009 results include a US$1.6 million charge for warrant accretion.

•

Diluted net income per share attributable to ordinary shareholders was US$0.02, equivalent to US$0.04 per American Depositary Share (“ADS”) compared to diluted net income per share of US$0.01, equivalent to US$0.02 per ADS in the first quarter of 2009.

•	Cash and cash equivalents increased by US$55.6 million to US$236.9 million as of June 30, 2009 from US$ 181.3 million as of March 31, 2009.

•	Debt increased by US$19.4 million to US$361.8 million compared to US$342.5 million as of Mar 31, 2009.

•	No new projects were started during the quarter and no land was acquired.

•	Company raises 2009 full year financial guidance.

“Our second quarter performance showed considerable growth over our first quarter results due to improving demand and a positive response to Xinyuan’s unique properties. All of our major projects experienced healthy levels of GFA sales and ASP (“Average Selling Price”) growth over last quarter. We were also encouraged to see our trends strengthen as the quarter progressed, allowing us to exceed our original expectations,” said Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer. “We also retained a tight focus on controlling our cost structure resulting in the sequential and year-over-year improvement of SG&A as a percentage of total revenue. Our cash position also increased by more than US$55.6 million compared to the end of the first quarter as we continue to improve our balance sheet and strengthen our overall financial position.”

“The opportunities for Xinyuan to expand our current footprint are growing given the recent improvement in demand and with the positive effect of government initiatives. Our unique business model, which focuses on creating large-scale, high quality, affordable developments with quick asset turnover, should allow us to take advantage of these opportunities and generate additional growth in the future. We are well positioned as we move forward with a leaner cost structure, solid cash position, pipeline of growth opportunities and a strong management team.”

Financial Results for the Second Quarter

For the quarter ended June 30, 2009, the Company’s total revenue was US $91.8 million compared to US$39.9 million in the first quarter ended March 31, 2009 and $87.7 million in the second quarter of 2008.

The Company sold over 128,000 square meters in the second quarter of 2009, versus 47,100 square meters in the first quarter of 2009. The average selling price per square meter sold was RMB5,343 in the second quarter 2009 versus RMB5,405 in the first quarter 2009. At June 30, 2009, the Company held undeveloped land reserves in Zhengzhou and Chengdu of 278,000 and 219,000 GFA square meters, respectively.

Breakdown of GFA Sales and ASP’s by Project

	Q4 2008		Q1 2009		Q2 2009		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Chengdu Splendid	9.6	3,711	6.8	4,100	24.3	4,296	186.0
Henan Colorful Garden	13.2	6,100	14.9	5,452	32.5	5,674	97.4
Kunshan Intl City Garden	6.3	5,232	8.9	4,749	36.0	4,864	440.9
Shandong Intl City Garden	9.5	5,325	10.8	5,402	19.5	5,152	59.1
Suzhou Colorful Garden	8.0	7,009	1.3	7,344	6.7	7,641	23.4
Suzhou Intl City Garden	8.3	6,998	3.1	6,863	8.3	7,515	167.7
Others	6.3	5,697	1.4	10,558	1.1	7,210	5.5

Total	61.2	5,713	47.1	5,405	128.5	5,343	980.0

In the second quarter, we raised prices of all apartment categories in all projects. However, the fact that sales volume in lower-priced regions/projects grew at a faster pace than higher-priced projects resulted in a slightly lower calculated aggregate ASP for the company.

Gross Profit

Gross profit for the second quarter of 2009 was US$15.5 million, or 16.8% of revenue, compared to gross profit of US$6.5 million, or 16.2% of revenue, in the first quarter of 2009 and a gross profit of US$20.7 million, or 23.6% of revenue, in the second quarter of 2008.

Selling, General, and Administrative Expenses (SG&A)

SG&A expenses were US$7.5 million for the second quarter of 2009 compared to US$4.7 million for the first quarter of 2009 and US$12.4 million for the second quarter of 2008. As a percentage of total revenue, SG&A expenses declined to 8.1% compared to 11.7% in the first quarter of 2009 and 14.2% in the second quarter of 2008.

Advertising and promotion expenses increased by US$1.4 million, from US$0.3 million in Q1 2009 to US$1.8 million in Q2 2009 as the Company attempted to increase traffic and take advantage of an improved selling environment. Compensation costs increased by US$0.6 million compared to the first quarter of 2009 due to higher variable compensation upon achievement of the company’s sales targets. Stock-based compensation totaled US$0.9 million in the second quarter of 2009 versus US$0.8 million in the first quarter of 2009 and US$2.4 million in the second quarter of 2008. Total company headcount was 397 employees as of June 30, 2009 , down from 645 as of December 31, 2008.

Share of Income of Equity Investee

In the second quarter of 2009, the Company recognized book income of US$2.5 million from its 45% stake in Zhengzhou Jiantou Xinyuan Real Estate Co. Ltd (“Jiantou”) compared to book income of US$1.0 million in the first quarter of 2009 and book income of US$3.7 million in the second quarter of 2008.

Change in Fair Value of Warrant Liabilities

An increase in the Company’s ADS price from US$3.74 at March 31, 2009 to US$6.48 at June 30, 2009 drove an increase in the fair value of outstanding warrants resulting in a non-cash charge to income of US$1.6 million in the second quarter of 2009.

Income Tax

During the second quarter, the Company incurred a US$2.1 millon tax charge related to the Company’s 2008 China tax returns filed in the second quarter of 2009. The adjustment resulted primarily from a one-time tax charge based on a Central Government interpretation clarified during the second quarter of 2009. According to the new interpretation, provisional deemed profit tax payments made prior to January 1, 2008, when tax rates were at 33%, will be considered final and not subject to adjustment for the new tax rate of 25% effective January 1, 2008. Prior to the release of the new interpretation, the Company accounted for income taxes on pre-sales as prepaid taxes, measured at the applicable current tax rate in the year pre-sales occurred. Prepaid taxes then were credited against subsequent tax obligations when sales were finalized. As a result of the release of the new interpretation, the

Company will no longer be entitled to credit prepaid taxes against subsequent tax obligations to the extent prepaid taxes were assessed based on a tax rate in excess of the tax rate applicable in the year the sales are finalized (i.e. 33% prepaid tax will now be credited based on a tax cost of 25%).

Net Income

Net income for the second quarter 2009 was US$3.9 million compared to US$1.1 million in the first quarter of 2009 and US$13.2 million for the same period 2008.

Diluted earnings per share for the first quarter of 2009 was US$0.02, compared to US$0.01 in the first quarter of 2009 and US$0.08 for the same period 2008.

Balance Sheet

As of June 30, 2009, Xinyuan reported US$236.9 million in cash and cash equivalents compared to US$181.3 million as of March 31, 2009. Total debt outstanding was US$361.8 million, an increase of US$19.4 million compared to US$342.5 million at the end of the first quarter of 2009. Real estate property under development was US$584.4 million in the second quarter of 2009 compared to US$611.7 million in the first quarter of 2009 and US$678.1 million in the second quarter of 2008.

The Company is restating its balance sheet at December 31, 2008, and will be filing an amendment to its 2008 Annual Report on Form 20-F, to reclassify the carrying amount outstanding under its floating rate notes and convertibles notes, totaling $95.6 million, from non-current liabilities to current liabilities. Xinyuan became aware, after the filing of its annual report on Form 20-F, that it was not in compliance with certain financial covenants relating to the notes due to misinterpretations of certain definitions within the indentures governing the notes. Xinyuan has obtained waivers from the note holders of any defaults that may have occurred as a result of the non-compliance and has amended the indentures. However, because Xinyuan became aware of the issue and obtained the waivers after issuing the 2008 financial statements, the carrying amount of the outstanding amount under the notes as of December 31, 2008 should have been classified as current liabilities rather than non-current liabilities. The restatement has no effect on the Company’s consolidated statements of operations, cash flows or changes in shareholders’ equity for the year ended December 31, 2008. The June 30, 2009 balance sheet reports the carrying amount of the convertible notes as non-current liabilities since the waivers were obtained prior to the issuance of the second quarter financials. The floating rate notes continue to be reported as current liabilities as of June 30, 2009 in light of their April 2010 maturity date.

2009 Outlook

Third quarter 2009 GFA sales are expected to range from 175,000 to 190,000 square meters. Third quarter revenue is expected to total US$130 million to US$140 million and the net income is expected to be in the range of US$9 million to US$12 million.

Given the better than expected second quarter results and trends thus far in the third quarter, the Company is increasing its previous full year guidance. Full year 2009 GFA sales are anticipated to be in the range of 500,000 to 520,000 square meters versus previous guidance of 350,000 to 375,000 square meters. 2009 revenues are expected to be US$380 million to US$400 million versus previous guidance of US$270 million to US$295 million. Full year 2009 net income is projected to be US$20 million to US$23 million versus previous guidance of US$8.0 million to US$13.0 million. The Company continues to evaluate potential new projects with due consideration of balance sheet capacity and appropriate market conditions. Construction of Henan Longhai Road project is scheduled to commence in the fourth quarter of 2009 with first presales expected in the second quarter of 2010. Any future fluctuation of the fair value of derivative liabilities is not included in the Company’s guidance.

Mr. Zhang commented, “We are adopting a cautiously optimistic view for the second half of 2009 as we expect demand to remain solid but have limited visibility into the sustainability of recent buying patterns. Our priorities for the remainder of 2009 are to continue to generate strong sales while tightly managing our expenses, further bolster our management team, as well as evaluate growth opportunities and carefully pace our development projects. We hope to sustain the progress we have made in the first half of 2009 into the remainder of the year while continuing to focus on efficiently and profitably deploying our capital.”

Percentage of Completion Accounting

Xinyuan’s projects recognize revenue under the percentage of completion method. This requires the Company to re-evaluate its estimates of future revenues and costs on a quarterly basis project by project. Cumulative revenue is determined by multiplying cumulative contract sales proceeds times cumulative incurred cost divided by total estimated project cost. Cumulative cost of sales is calculated by multiplying cumulative incurred cost times cumulative contract sales divided by total estimated project revenue. Whenever Xinyuan makes changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profit previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that the Company will have to sell units at a price less than its costs to develop them, it must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects the Company must also determine whether an impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses. In the fourth quarter of 2008, Suzhou ICG was the only such unprofitable project subject to recognition of total project gross loss and impairment reviews. There were no significant changes in estimates in the second quarter of 2009.

Conference Call Information

Xinyuan’s management will host an earnings conference call on September 8, 2009 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-913-312-1305. A webcast will also be available through the Company’s investor relations website at http://www.xyre.com. A replay of the call will be available through September 15, 2009. Listeners may access the replay by dialing 1-719-457-0820, access code: 5495861.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 34.5 million people in six strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2008. All information provided in this press release is as of September 8, 2009. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Director of Investor Relations

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

In the United States:

Mr. Bill Zima

ICR, LLC

Tel: +1 (203) 682-8200

Email: Bill.zima@icrinc.com

Ms. Kate Messmer

ICR, LLC

Tel: +1 (203) 682-8338

Email: kate.messmer@icrinc.com

(Financial Tables on Following Pages)

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	June 30, 2009	March 31, 2009	June 30, 2008
Revenue	91,767	39,939	87,723

Cost of revenue	(76,316)	(33,462)	(66,997)

Gross profit	15,451	6,477	20,726

Selling and distribution expenses	(2,377)	(731)	(4,153)
General and administrative expenses	(5,079)	(3,926)	(8,285)

Operating income	7,995	1,820	8,288

Interest income	499	299	1,205
Interest expense	—	—	3
Share of income in an equity investee	2,491	1,031	3,716

Exchange gains/ (losses)	42	(14)	1,522
Change in fair value of warrant liabilities	(1,613)	(245)	2,776

Income from operations before income taxes	9,414	2,891	17,510

Income taxes	(5,538)	(1,765)	(4,338)

Net income	3,876	1,126	13,172

Earnings per share:
Basic	0.03	0.01	0.09
Diluted	0.02	0.01	0.08
Shares used in computation:
Basic	151,146	149,364	148,398
Diluted	160,754	158,961	160,367

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Six months ended
	June 30, 2009	June 30, 2008
Revenue	131,706	212,860

Cost of revenue	(109,778)	(155,579)

Gross profit	21,928	57,281

Selling and distribution expenses	(3,108)	(6,006)
General and administrative expenses	(9,005)	(17,301)

Operating income	9,815	33,974

Interest income	798	2,246
Share of income in an equity investee	3,522	7,301
Exchange gains	28	3,754
Change in fair value of warrant liabilities	(1,858)	14,072

Income from operations before income taxes	12,305	61,347

Income taxes	(7,303)	(15,223)

Net income	5,002	46,124

Earnings per share:
Basic	0.03	0.31
Diluted	0.03	0.22
Shares used in computation:
Basic	151,099	148,398
Diluted	160,701	160,920

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30, 2009	December 31, 2008
		(Restated)
ASSETS
Current assets
Cash and cash equivalents	147,657	135,659
Restricted cash	89,288	57,951
Accounts receivable	8,500	5,320
Other receivables	6,132	20,229
Other deposits and prepayments	21,836	28,989
Advances to suppliers	2,431	733
Real estate property development completed	326	328
Real estate property under development	480,242	520,496
Other current assets	9,081	8,308

Total current assets	765,493	778,013

Real estate property under development	104,202	102,707
Real estate properties held for lease, net	17,092	14,851
Property and equipment, net	2,697	5,255
Other long-term investment	242	242
Interests in an equity investee	23,622	20,157
Defered tax asset	5,184	6,829
Other assets	6,334	8,112

TOTAL ASSETS	924,866	936,166

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30, 2009	December 31, 2008
		(Restated)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	85,707	89,032
Short-term bank loans	169,121	168,967
Customer deposits	10,602	14,252
Income tax payable	6,901	6,263
Deferred tax liabilities	13,561	21,513
Other payables and accrued liabilities	22,327	20,114
Payroll and welfare payable	1,588	2,210
Warrant liabilities	2,028	—
Current portion of long-term debt	73,571	95,638

Total current liabilities	385,406	417,989

Non-Current Liabilities
Long-term bank loans	95,435	105,007
Warrant liabilities	—	170
Unrecognized tax benefits	12,973	12,745
Other long-term debt	23,698	—
TOTAL LIABILITIES	517,512	535,911

Shareholders’ equity
Common Shares	15	15
Additional paid-in capital	501,118	499,155
Retained earnings (accumulated deficit)	(106,946)	(112,082)
Statutory reserves	13,167	13,167
TOTAL SHAREHOLDERS’ EQUITY	407,354	400,255

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	924,866	936,166